Exhibit 99.1
STERLITE INDUSTRIES (INDIA) LIMITED
Registered Office: SIPCOT Industrial Complex, Madurai ByPass Road, TV Puram P.O.,
Tuticorin — 628 002, Tamil Nadu, India
Notice of Annual General Meeting
NOTICE is hereby given that the Thirty-second Annual General Meeting of the Members of STERLITE INDUSTRIES (INDIA) LIMITED will be held at Tamira Club, Tamira Niketan, SIPCOT Industrial Complex, Madurai Bypass Road, T.V. Puram P.O. Tuticorin — 628 002, Tamilnadu, on Friday, the 28th day of September, 2007 at 11.30 A.M. to transact the following business :
1.	To consider and adopt the Balance Sheet as at March 31, 2007 and the Profit and Loss account of the Company for the year ended on that date and the Report of the Directors’ and Auditors’ thereon.

2.	To confirm the dividend paid on Preference Shares.

3.	To appoint a Director in place of Mr. Gautam Doshi, who retires by rotation and being eligible, offers himself for reappointment.
4.	To appoint a Director in place of Mr. Sandeep Junnarkar, who retires by rotation and being eligible, offers himself for re-appointment.
5.	To appoint M/s. Chaturvedi & Shah, Chartered Accountants and M/s. Das & Prasad, Chartered Accountants, retiring Auditors as Auditors of the Company to hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting of the Company and to fix their remuneration and for the purpose, to pass with or without modification(s), the following resolution as an Ordinary Resolution :

“RESOLVED that pursuant to the provisions of Section 224 and all other applicable provisions, if any, of the Companies Act, 1956, M/s. Chaturvedi & Shah, Chartered Accountants and M/s. Das & Prasad, Chartered Accountants, be and are hereby re-appointed as Auditors of the Company, to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting of the Company and the Board of Directors be and is hereby authorised to fix their remuneration.”
By Order of the Board
Narendra Mehra
Company Secretary
Place: Tuticorin
Date: 31st August, 2007
Regd. Office:
SIPCOT Industrial Complex
Madurai Bypass Road
TV Puram P.O.
Tuticorin — 628 002.
NOTES:
1.	A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER OF THE COMPANY.
2.	The instrument appointing a proxy must be deposited with the Company at its Registered Office, not less than 48 hours before the time for holding the Annual General Meeting.
3.	The Register of Members and Share Transfer Books of the Company will remain closed from Monday, the September 10, 2007 till Saturday, the September 15, 2007 (both days inclusive).
4.	The Board of Directors in their Meeting held on May 3, 2007 has recommended that the interim dividend of 200% (Rs. 4/- per share on equity share of Rs. 2 each) paid be treated as final dividend.
5.	Pursuant to the provisions of Section 205A (5) of the Companies Act, 1956, dividends/interests which remain unclaimed for a period of 7 years from the date of transfer to Unpaid Dividend Account are to be transferred to the ‘Investor Education and Protection Fund’ established by the Central Government. Shareholders who have not encashed their dividend/interest warrant(s) so far, for the financial year ended June 30, 2000 or any subsequent financial years are requested to make their claim to the Registrar and Share Transfer Agents of the Company. According to the provisions of the Act, no claims shall lie against the said Fund or the Company for the amounts of dividend so transferred nor shall any payment be made in respect of such claims.

6.	Members are requested to :
(a)	Notify the change in address if any, with Pin Code numbers immediately to the Company. (in case of shares held in physical mode):

(b)	Bring their copy of the Annual Report and Attendance Slip with them at the Annual General Meeting.

(c)	Quote their Regd. Folio Number/DP and Client ID Nos. in all their correspondence with the Company or its Registrar and Share Transfer Agent.
7.	Consequent upon the introduction of Section 109A of the Companies Act, 1956, shareholders are entitled to make a nomination in respect of shares held by them in physical form. Shareholders desirous of making a nomination are requested to send their requests in Form No. 2B in duplicate (which will be made available on request) to the Registrar and Share Transfer Agent of the Company.

8.	The brief profile of the Directors proposed to be appointed/re-appointed is given in the section of Corporate Governance.
9.	Attention of the members is invited to the Notice dated May 3, 2007, sent along with the Annual Report of the Company for the financial year 2006-2007, convening the 32nd Annual General Meeting on September 15, 2007. This date has been re-scheduled.

The members are requested to note the revised date of the 32nd Annual General Meeting as mentioned above.
By Order of the Board
Narendra Mehra
Company Secretary
Place: Tuticorin
Date: 31st August, 2007
Regd. Office:
SIPCOT Industrial Complex
Madurai Bypass Road
TV Puram P.O.
Tuticorin — 628 002.